Converted  StateTrueConverted   Date24-Aug-2001WPClean  Version2.0.0.21CW  Macro
Package       IntegrationSOFTWISE_AdHocReviewCycleID-921309885_EmailSubjectDraft
Schedule 13D_AuthorEmailPYeh@ropesgray.com_AuthorEmailDisplayNameYeh, Peggy L.
                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Seabulk International Inc.
           --------------------------------------
                                (Name of Issuer)

             Seabulk International Inc. Common
           Stock, par value $.01 per share, and
           Warrants exercisable for Common Stock
           --------------------------------------
              (Title of Class of Securities)


           81169P101 (Common Stock)

           81169P127 (144A Warrants)

           81169P119 (Warrants)
           --------------------------------------
                                 (CUSIP Numbers)


           Copy to:
           Sandra P. Tichenor,
           Esq.                     Christopher
           A. Klem, Esq.
           Loomis, Sayles & Company, L.P.
           Ropes & Gray
           One Financial
           Center                           One
           International Place
           Boston, MA
           02111
           Boston, MA  02110-2624
           (617)
           482-2450
           (617) 951-7410
           --------------------------------------
            (Name, Address and Telephone Number
                                    of Person
             Authorized to Receive Notices and
                      Communications)

                                  June 13, 2002
           --------------------------------------
           (Date of Event which Requires Filing
                    of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       20
                                  SCHEDULE 13D


CUSIP Nos.
81169P101 (Common
Stock)
81169P127 (144A
Warrants)
81169P119
(Warrants)



 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Loomis, Sayles & Company, L.P.
         Employer ID No. 04-3200030


 2.                                            (a)
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (b)


 3.   SEC USE ONLY


 4.   SOURCE OF FUNDS*
               OO
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5.   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

              7.  SOLE VOTING POWER
  NUMBER OF          4,183,183
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

              8.  SHARED VOTING POWER
                     316,027

              9.  SOLE DISPOSITIVE POWER
                     5,436,639

              10. SHARED DISPOSITIVE POWER
                     none

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             5,436,639 shares
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 12.  CERTAIN SHARES*

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             50.88%

 14.  TYPE OF REPORTING PERSON*
             IA
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP Nos.
81169P101
(Common Stock)
81169P127 (144A
Warrants)
81169P119
(Warrants)



 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Loomis, Sayles Voting, Inc.
         Employer ID No. 04-3200391


 2.                                            (a)
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (b)


 3.   SEC USE ONLY


 4.   SOURCE OF FUNDS*
               OO
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5.   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

              7.  SOLE VOTING POWER
  NUMBER OF          4,183,183
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

              8.  SHARED VOTING POWER
                     316,027

              9.  SOLE DISPOSITIVE POWER
                     5,436,639

              10. SHARED DISPOSITIVE POWER
                     none

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             5,436,639 shares
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 12.  CERTAIN SHARES*

 13.         PERCENT 50.88%

 14.  TYPE OF REPORTING PERSON*
             CO

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                           Seabulk International, Inc.

Item 1.        Security and Issuer

   This Schedule 13D pertains to shares of Common Stock, par value $.01 ("Common Stock") and Common Stock issuable upon the exercise of Class A warrants and Rule 144A warrants (collectively, the "Warrants") of Seabulk International Inc. (the "Issuer").

   The Issuer's address is Seabulk International
Inc., 2200 Eller Drive, PO Box 13038, Fort
Lauderdale, FL 33316.

Item 2.        Identity and Background

   This Schedule 13D is being filed by Loomis, Sayles
& Company, L.P., a Delaware limited partnership
("Loomis"), and its general partner, Loomis, Sayles
Voting, Inc., a Delaware corporation ("LS Inc." and, together with Loomis, the "Loomis Entities").

   The address of the principal executive offices and the principal business of the Loomis Entities is One Financial Center, Boston, Massachusetts 02111.

   Loomis is an investment adviser registered under the Investment Advisers Act of 1940, as amended.

   LS Inc. is a single purpose entity that acts as a special-purpose general partner of Loomis.

Item 3.        Source and Amount of Funds or Other
               ------------------------------------
Consideration
-------------

   Loomis acts as investment adviser to certain managed accounts (the "Managed Accounts"), which received the Common Stock and the Warrants (the Common Stock and the Warrants together being referred to as the "Account Shares"). Pursuant to a plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), the Managed Accounts received the Account Shares in exchange for (i) certain securities of the Issuer previously held by the Managed Accounts and
(ii) additional consideration paid by Loomis for certain debt securities of the Issuer and Warrants exercisable for a total of 180,517 shares of Common Stock. The effective date of the Plan (the "Effective Date") was December 15, 1999.

Item 4.        Purpose of the Transaction

   As described in Item 3, the Managed Accounts received the Account Shares in exchange for certain securities of the Issuer pursuant to the Plan. The Account Shares and the securities of the Issuer that the Managed Accounts previously held were acquired for investment purposes and not with the purpose of changing or influencing control of the issuer.

   The Loomis Entities have no present plan or proposal to acquire additional shares of Common Stock, whether on behalf of the Managed Accounts or otherwise. In the ordinary course of business, however, the Loomis Entities may purchase or acquire additional shares of Common Stock (or warrants or other securities exercisable for or convertible into Common Stock) or sell, transfer, or otherwise dispose of Common Stock currently held in the Managed Accounts or Common Stock (or warrants or securities exercisable for or convertible into Common Stock) subsequently acquired by the Loomis Entities, whether on behalf of the Managed Accounts or otherwise.

   On June 13, 2002, Loomis entered into a Securities Purchase Agreement with DLJ Merchant Banking Partners III, L.P., a CSFB Private Equity fund, and affiliated entities, and Carlyle/Riverstone Global Energy and Power Fund I, L.P. (together, the "Purchasers") to sell (i) all of the shares of Common Stock for $8.00 per share; (ii) all of the Common Stock Purchase Warrants for $7.99 per share; and (ii) all of the Class A Common Stock Purchase Warrants for $.01 per share, and pursuant to which Loomis has agreed to exercise certain voting authority to approve upon the Issuer's solicitation of shareholder approval (a) the issuance and sale by the Issuer of 12.5 million shares of newly issued Issuer Common Stock at a cash price of $8.00 per share to the Purchasers and (b) related amendments to the Issuer's Certificate of Incorporation, subject to approvals and certain other conditions customary for transactions of this type.

Item 5.        Interest in Securities of the Issuer

   The Account Shares consist of 5,256,122 shares of Common Stock and a total of 180,517 shares of Common Stock issuable upon exercise of the Warrants. The Account Shares comprise 50.88% of the issued and outstanding Common Stock.

   The Account Shares have the following characteristics:

   Sole voting power:         4,183,183 shares
   Shared voting power:       316,027 shares
   Sole dispositive power:       5,436,639 shares
   Shared dispositive power:     none

   Each of the Managed Accounts has the sole right to receive and direct the receipt of dividends in respect of, and to receive proceeds from the sale of, the Account Shares owned by such Managed Accounts. Loomis holds the Account Shares on behalf of a number of Managed Accounts, two of which have a pecuniary interest in more than 5% of the issued and outstanding Common Stock as of the date of this filing. Owners of the Managed Accounts have given Loomis discretion to manage the Managed Accounts through advisory agreements.

Item 6.        Contracts, Arrangements, Understandings
               ----------------------------------------
or Relationships with Respect to
---------------------------------
           Securities of the Issuer

   On June 13, 2002, Loomis entered into a Securities Purchase Agreement with DLJ Merchant Banking Partners III, L.P., a CSFB Private Equity fund, and affiliated entities, and Carlyle/Riverstone Global Energy and Power Fund I, L.P. (together, the "Purchasers") to sell (i) all of the shares of Common Stock for $8.00 per share; (ii) all of the Common Stock Purchase Warrants for $7.99 per share; and (ii) all of the Class A Common Stock Purchase Warrants for $.01 per share, and pursuant to which Loomis has agreed to exercise certain voting authority to approve upon the Issuer's solicitation of shareholder approval (a) the issuance and sale by the Issuer of 12.5 million shares of newly issued Issuer Common Stock at a cash price of $8.00 per share to the Purchasers and (b) required amendments to the Issuer's Certificate of Incorporation, subject to approvals and certain other conditions customary for transactions of this type. Additionally, a shareholder vote will be required to approve the amendments to the Certificate of Incorporation to ensure independent director oversight of affiliated party transactions and to provide protective rights to minority shareholders.



Item 7.        Material to Be Filed as Exhibits

Exhibit A        Securities Purchase Agreement dated
         June 13, 2002 among Loomis, Sayles & Co.,
         L.P., in its capacity as investment advisor to certain managed accounts, DLJ Merchant
         Banking Partners III, L.P., a CSFB Private
         Equity fund, and affiliated entities and Carlyle/Riverstone Global Energy and Power
         Fund I, L.P.

Exhibit B        Seabulk International, Inc. Press
         Release dated June 13, 2002.


                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2002

LOOMIS, SAYLES & COMPANY, L.P.


By: /s/Peter Giannakoulis
   Name:  Peter Giannakoulis
   Title:    Personal Trading Compliance Manager



LOOMIS, SAYLES & COMPANY, INC.



By: /s/Peter Giannakoulis
   Name:  Peter Giannakoulis
   Title:    Personal Trading Compliance Manager

EXHIBIT INDEX


                                                                     Page Number
In
Exhibit                                      Sequentially
Number      Description                      Numbered Copy

A           Securities Purchase Agreement dated June 13,
2002                                     8
            among Loomis, Sayles & Co., L.P., in its
capacity as
            investment advisor to certain managed
accounts, DLJ
            Merchant Banking Partners III, L.P., a CSFB
Private
            Equity fund, and affiliated entities and
Carlyle/Riverstone
            Global Energy and Power Fund I, L.P.

B           Seabulk International, Inc. Press Release
dated June 13, 2002.                   23

                                                                  Execution Copy


                                    EXHIBIT A


               SECURITIES PURCHASE AGREEMENT



     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of June 13, 2002, is entered into by and among Loomis, Sayles & Company, L.P., a Delaware limited partnership ("Loomis"), in its capacity as investment advisor to the holders (each a "Holder" and collectively, the "Holders") of certain investment accounts (the account or portion thereof managed by Loomis, the "Managed Accounts"), and each of the purchasers listed on Schedule 1 hereto (each, a "Purchaser" and collectively, the "Purchasers").


     WHEREAS, as of the date hereof, the Managed Accounts contain an aggregate of (a) 5,256,122 shares (together with any shares of Common Stock received upon exercise, after the date hereof, of the Class A Warrants and the Note Warrants, each as defined below, the "Shares") of Common Stock, par value of $0.01 per share (the "Common Stock"), of Seabulk International, Inc., a Delaware
corporation (the "Company"), (b) 130,602 Common Stock Purchase Warrants (the "Note Warrants"), and (c) 49,915 Class A Common Stock Purchase Warrants (the "Class A Warrants" and, together with the Shares and the Note Warrants, the "Equity Securities"), and, as a result of Loomis being an investment advisor to the Holders, Loomis may be deemed to beneficially own (as determined pursuant to Rule 13d-3 as promulgated under the Exchange Act of 1934, as amended) the Equity Securities;


     WHEREAS, on the date hereof, but prior to the execution of this Agreement, the Purchasers and the Company entered into a Stock Purchase Agreement (the "Company Purchase Agreement"), pursuant to which the Company agreed to issue and sell shares of Common Stock to the Purchasers upon the terms and subject to the conditions set forth therein (the "Company Purchase"); and


     WHEREAS, as of the date of this Agreement, approximately 90 Managed Accounts for Holders having investment management contracts with Loomis contain Equity Securities, which, in a limited number of situations, may include multiple Managed Accounts of a Holder or related Holders.

     NOW,  THEREFORE,  in consideration of the mutual promises contained in this
Agreement   and  other   valuable   consideration,   the  receipt  of  which  is
acknowledged, the parties to this Agreement agree as follows:

                PURCHASE AND SALE OF SECURITIES


     Purchase and Sale. Subject to the terms and conditions of this Agreement and on the basis of the representations and warranties set forth herein, at the Closing (as hereinafter defined), Loomis, in its capacity as investment advisor to the Holders, shall Cause (as defined below) the Holders to sell to each Purchaser, and each Purchaser (severally and not jointly) shall purchase from the Holders, (a) the number of Shares set forth with respect to such Purchaser on Schedule 1 hereto at a purchase price of $8.00 per share, (b) the number of Note Warrants set forth with respect to such Purchaser on Schedule 1 hereto at a purchase price of $7.99 per Note Warrant, and (c) the number of Class A Warrants set forth with respect to such Purchaser on Schedule 1 hereto at a purchase price of $0.01 per Class A Warrant; provided, however, that the aggregate number of Shares, Note Warrants or Class A Warrants so sold and purchased shall not exceed the Deliverable (as defined below) number of Shares, Note Warrants or Class A Warrants, as the case may be. In the event that the Deliverable number of securities of any class of the Equity Securities is less than the aggregate number for such class set forth on Schedule 1 hereto, the amounts of such class to be purchased by each Purchaser shall be deemed to be reduced pro rata such that the aggregate of such amounts will equal the Deliverable number. The "Deliverable" number of Shares, Note Warrants or Class A Warrants shall be the respective number of such securities which Loomis Causes the Holders to deliver at the Closing. With respect to the obligations of Loomis pursuant to this Agreement, "Cause" shall mean, subject only to the express limitations of Loomis's authority set forth on Schedule 2 hereto, the taking or causation of such action, whether through custodians and other third parties or otherwise (it being understood that Loomis does not supervise or control such custodians and other third parties).


         Closing.
         -------


         The purchases and sales of the Equity Securities shall occur (the "Closing") concurrently with or immediately following the closing of the Company Purchase (the date on which such Closing occurs is referred to as the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth
Avenue, New York, New York 10153, or at such other place as the parties hereto shall agree in writing.


              At the Closing, Loomis shall Cause to be delivered to the Purchasers, against payment of the purchase price therefore, certificates or appropriate book-entry credits for the Equity Securities to be purchased by the Purchasers pursuant to Section 1.1, together with, in the case of any certificates, appropriate stock powers (or otherwise properly endorsed in blank for transfer) and appropriate warrant assignments. Upon payment by the Purchasers of the purchase price in accordance with Section 1.1 hereof, and upon transfer of the shares to the Purchasers, the Purchasers shall be entitled to the benefit of the applicable warranties set forth in Sections 8-108 and 8-109 of the Uniform Commercial Code as then in effect, as the case may be.


              At the Closing, each Purchaser shall deliver to Loomis by wire transfer or book-entry transfer of immediately available funds to such bank or DTC accounts for the Holders, as Loomis shall designate in writing prior to the Closing Date, respective amounts equaling the aggregate purchase price for the Equity Securities being purchased by such Purchaser.


Article I

         REPRESENTATIONS AND WARRANTIES OF LOOMIS


     Loomis hereby represents and warrants to each Purchaser severally on the date hereof and as of the Closing Date as follows:


         Organization.  Loomis is a limited partnership
         ------------
duly organized, validly existing and in good standing under the laws of the State of Delaware.


         Authorization. Loomis has the requisite authority to execute and deliver this Agreement and to Cause the performance of the transactions contemplated hereby to be performed by it. The execution and delivery by Loomis of this Agreement and the performance by it of all transactions contemplated hereby to be performed by it have been duly authorized by action of its special general partner, Loomis, Sayles Voting, Inc. and by all other necessary action on the part of Loomis. This Agreement has been duly executed and delivered by Loomis and, assuming the due execution and delivery of this Agreement by the Purchasers, constitutes a valid and binding obligation of Loomis enforceable against it in accordance with its terms.


         No Conflicts. The execution and delivery of this Agreement by Loomis does not, and neither the performance by Loomis of the transactions contemplated hereby to be performed by it, nor the consummation of the transactions contemplated hereby, will (i) conflict with the partnership agreement of Loomis,
(ii) violate any order, judgment, decree, writ or injunction ("Order") of any federal, state or foreign court or governmental agency, authority or body or any instrumentality or political subdivision thereof ("Governmental Entity"), (iii) subject to Schedule 2, conflict with, result in a violation or breach of, or constitute a default under, any agreement to which Loomis is a party or by which any of its assets are bound, or (iv) subject to Schedule 2, violate any domestic or foreign law, statute, rule or regulation ("Law").


         Status of Securities. The Equity Securities constitute all equity securities of the Company owned beneficially, within the meaning of Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended, or of record by Loomis or the Managed Accounts. Loomis has the power to Cause the disposition and voting of all of the Equity Securities. As made as of Closing Date, representations and warranties made in this Section 2.4 relate solely to shares, which are Deliverable.


         Agreements Related to the Securities. With the exception of the Registration Rights Agreement described in Section 4.5 hereof, which agreement will be terminated in accordance with Section 4.5 hereof on the Closing Date, Loomis for itself or for the Holders is not party to any stockholders' agreements, voting trusts, proxies or other agreements or understandings specifically with respect to the Equity Securities.


         Broker's or Finder's Fees. No agent, broker, person or firm acting on behalf of Loomis is, or will be, entitled to any commission or broker's or finder's fees from any Purchaser, or from any person or entity controlling, controlled by or under common control with any Purchaser, in connection with any of the transactions contemplated by this Agreement.




     REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER


     Each of the Purchasers severally as to itself only, and not jointly, hereby represents and warrants to Loomis on the date hereof and as of the Closing Date as follows:


         Organization.  Such Purchaser is duly organized,
         ------------
validly existing and in good standing under the laws of its jurisdiction of organization.


         Authorization. Such Purchaser has the requisite power to execute and deliver this Agreement and to perform the transactions contemplated hereby to be performed by it. The execution and delivery by such Purchaser of this Agreement and the performance by it of the transactions contemplated hereby to be performed by it have been duly authorized by all necessary action on the part of such Purchaser. This Agreement has been duly executed and delivered by such Purchaser and, assuming the due execution and delivery of this Agreement by Loomis and each other Purchaser, constitutes a valid and binding obligation of such Purchaser enforceable against each such Purchaser in accordance with its terms.


         No Conflicts. The execution and delivery of this Agreement by such Purchaser does not, and neither the performance by such Purchaser of the transactions contemplated hereby to be performed by it, nor the consummation of the transactions contemplated hereby, will (i) conflict with the organizational documents of such Purchaser, (ii) violate any Order, (iii) conflict with, result in a violation or breach of, or constitute a default under, any agreement to which such Purchaser is a party or by which any of its assets are bound, or (iv) violate any Law.


         Financing. Such Purchaser will have on the Closing Date sufficient funds to purchase the Equity Securities set forth with respect to such Purchaser on Schedule 1.


         Knowledge. Such Purchaser understands that except for information, which is publicly available, Loomis and the Holders do not regularly receive information directly from the Company. The Purchasers have not sought or obtained any information from Loomis or any Holder regarding the Company or the Equity Securities and are not relying upon any statement by Loomis or any Holder concerning the Company or the Equity Securities.


         Consents and Approvals. Except for (a) filings by such Purchaser, if any, required by the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and applicable rules and regulations and the expiration or termination of the applicable waiting period with respect thereto, (b) the Ruling (as defined in the Company Purchase Agreement) and (c) applicable filings, if any, pursuant to the Exchange Act, no consent, approval, waiver, order, or authorization of, or registration, declaration, or filing with, or notice to, any Governmental Entity is required to be obtained or made by such Purchaser in connection with the execution and delivery of this Agreement by such Purchaser, the performance by such Purchaser of the transactions contemplated hereby to be performed by it, or the consummation of the transactions contemplated hereby, other than those already obtained.


         Securities Law Matters. Such Purchaser understands and acknowledges that the Equity Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or foreign jurisdiction and, unless so registered, may not be offered, sold, transferred, or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or foreign jurisdiction. Such Purchaser further understands and acknowledges that the Holders may be an "affiliate" of the Company as that term is defined and used in Rule 144 under the Securities Act. Such Purchaser is acquiring the Equity Securities for investment, and not with a view to, or for sale in connection with, any distribution thereof in contravention of applicable securities laws.




                                    COVENANTS


     Agreement to Vote. Loomis agrees (i) to Cause the voting of all Shares in favor of the Company Purchase and the Charter Amendment (in substantially the form attached as Schedule 3 hereto) (the "Approved Matters") at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof, at or by which the Approved Matters are submitted for the vote of the stockholders of the Company and (ii) to Cause the voting of all Shares against any issuance of shares of capital stock of the Company, merger, consolidation, sale of assets, reorganization, recapitalization, charter or bylaw amendment, plan of reorganization or plan of liquidation or take any other action relating to the Company or any of its subsidiaries, the consummation of which or otherwise would either frustrate the purposes of, or prevent or delay the consummation of, the Approved Matters.


         Restrictions.
         ------------


         Loomis agrees that it will not, directly or indirectly through any officer, director, employee, representative, agent, affiliate or otherwise (i) offer to sell, sell, transfer, pledge, assign or otherwise dispose of, including by gift (collectively, "Transfer"), or enter into any contract, option or other arrangement with respect to the Transfer of the Equity Securities, other than to the Purchasers, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise (except the voting agreement with the Purchasers set forth in this Agreement), (iii) exercise the Note Warrants or the Class A Warrants, or (iv) have any discussion with any third party (other than the Purchasers or the Holders following the public announcement of the transactions contemplated by this Agreement) with respect to, or engage in any negotiations concerning, any of the foregoing; provided, however, that Loomis may have such discussions and negotiations following an unsolicited bona fide written Acquisition Proposal (as defined in the Company Purchase Agreement) made to the Company if and only to the extent that the Company has discussions or provides non-public information in connection with such an Acquisition Proposal in compliance with the terms of the Company Purchase Agreement. Loomis shall immediately cease and cause to be terminated any existing discussions or negotiations with any third party (other than the Purchasers and the Company) conducted heretofore with respect to any of the foregoing.


              The  authority of Loomis to act (and to refrain from acting) under
Section 4.2(a) above on behalf of the Holders is subject to the disclosures set forth in Schedule 2 to this Agreement. Notwithstanding anything to the contrary contained herein or in Schedule 2 hereto (other than as expressly permitted by the proviso in Section 4.2(a) above or as described in Section 4.2(c) below), Loomis shall not under any circumstance or in any way, directly or indirectly through any officer, director, employee, representative, affiliate, agent or otherwise, (i) initiate, solicit or encourage the initiation of (including by way of furnishing information) any inquiry, offer or proposal with respect to any Transfer of any Equity Securities (other than to the Purchasers pursuant to this Agreement) or to vote any Shares against the Company Purchase or the Charter Amendment, (ii) solicit or initiate discussions with any person on entity (including, but not limited to, any Holder or fiduciary of a Managed Account other than under Schedule 2, C(a)(ii)) to Transfer any Equity Securities other than to the Purchasers or to vote any Shares against the Company Purchase or the Charter Amendment, or (iii) otherwise initiate any matter referred to in
Section 4.2(a) above.


              Loomis shall notify the Purchasers orally and in writing promptly (but in no event later than five days) after receipt of any inquiry, offer or proposal with respect to any Transfer of any Equity Securities (other than to the Purchasers or to a Holder under Schedule 2, C(a)(ii)) or voting any Shares other than as contemplated by Section 4.1 hereof which would reasonably be expected to result in the Transfer of any Equity Securities (other than to the Purchasers or to a Holder under Schedule 2, C(a)(ii)) or voting any Shares other than as contemplated by Section 4.1 hereof. Such notice shall indicate the material terms of any such inquiry, offer or proposal. Loomis shall keep the Purchasers informed, on a current basis, of any material changes or modifications in the status or terms of any such inquiry, offer or proposal. In the event that Loomis determines, in good faith, it is legally required to Transfer any Equity Securities pursuant to paragraphs A and C on Schedule 2, Loomis shall notify the Purchasers orally and in writing promptly (but in no event later than three days after such determination and 72 hours prior to any Transfer) of such action. Such notice shall (i) indicate the identity of the person or entity acquiring such Equity Securities and the proposed terms of such acquisition, (ii) fairly describe the basis for Loomis determining it is legally required to effect such Transfer pursuant to Schedule 2, and (iii) include copies of any written documentation proposed to effect such Transfer.


              Best Efforts. Loomis hereby certifies its intention to use its best efforts, subject to and consistent with its fiduciary duties as disclosed in paragraph C of Schedule 2 hereto, to support the Company Purchase and cause the Holders of Managed Accounts to support the Company Purchase, in each case by voting in favor of the Approved Matters and selling Equity Securities to the Purchasers in accordance with the terms of this Agreement. In furtherance of the foregoing, if requested or required by a Holder of a Managed Account to advise such Holder with respect to voting any Equity Securities on any Approved Matters or with respect to the disposition or sale of Equity Securities pursuant to the terms hereof, Loomis shall provide appropriate information with respect to such Approved Matters and the terms of this Agreement and counsel such Holder that it vote in favor of the Approved Matters and sell or dispose, or refrain from selling or disposing, of Equity Securities pursuant to the terms hereof, as the case may be, subject to the fiduciary duties owed to the Holders as described in paragraph C of Schedule 2 hereto.


         Further Assurances.  Loomis shall take all such
         ------------------
other actions as may be reasonably necessary to consummate the transactions contemplated by this Agreement.


         Termination of Registration Rights Agreement. Upon the Closing, the Registration Rights Agreement by and between Loomis and the Company dated December 15, 1999 (the "Registration Rights Agreement") will terminate and be of no further force or effect.


         Confidentiality.
         ---------------


         Loomis agrees that, for a period of two years from the date hereof, neither it nor Loomis Voting shall at any time disclose in any manner or for any reason, without the Purchasers prior written consent, any confidential or proprietary information concerning the Purchasers or the Transactions (as defined in the Company Purchase Agreement), other than information that is or becomes ascertainable from public or published information, except as a result of disclosure by Loomis or its affiliates ("Confidential Information"), unless disclosure of Confidential Information is required by applicable Law or inquiry by any Governmental Entity and subject always to Loomis ability to have customary communications with the Holders of the Managed Accounts. Loomis or Loomis Voting may disclose Confidential Information to its respective directors, officers, employees, affiliates, agents or representatives who need to know such information for the purpose of evaluating the transactions contemplated by this Agreement on behalf of Loomis or Loomis Voting and then only to the extent necessary to permit such persons to assist Loomis or Loomis Voting in evaluating such transactions (it being understood that such persons shall be informed by Loomis or Loomis Voting of the confidential nature of such information and shall be directed by Loomis or Loomis Voting, and shall each expressly agree, to treat such information confidential in accordance with this Section 4.6(a)).


          Each Purchaser agrees that, for a period of two years from the date hereof, it shall not at any time disclose in any manner or for any reason, without Loomis's prior written consent, any confidential or proprietary information concerning Loomis, Loomis Voting, any Holder or any Managed Account obtained in the negotiation of this Agreement or the consummation of the transactions contemplated hereby, other than information that is or becomes ascertainable from public or published information, except as a result of disclosure by any Purchaser or any of its respective affiliates ("Loomis Confidential Information"), unless disclosure of Loomis Confidential Information is required by applicable Law or inquiry by any Governmental Entity. Any Purchaser may disclose Loomis Confidential Information to any of its respective directors, officers, employees, affiliates, agents or representatives who need to know such information for the purpose of evaluating the transactions contemplated by this Agreement and then only to the extent necessary to permit such persons to assist such Purchaser in evaluating such transactions (it being understood that such persons shall be informed by such Purchaser of the confidential nature of such information and shall be directed by such Purchaser, and shall expressly agree, to treat such information confidential in accordance with this Section 4.6(b)).




                              CONDITIONS TO CLOSING


     Conditions to Obligation of Each Purchaser. The obligation of each Purchaser to purchase the Equity Securities to be purchased by it hereunder shall be subject to the satisfaction or waiver, on or prior to the Closing Date of the following conditions:


         The representations and warranties of Loomis contained herein shall be true and correct in all material respects on the date hereof and on and as of the Closing Date as though made on and as of such date.


              Loomis shall have complied with all of its covenants, agreements and obligations contained herein.


               Except as relates to compliance with the requirements of 46 U.S.C. App. ss. 883 and 46 U.S.C. ss. 12102 for the ownership and operation of vessels in the United States coastwise trade and the related provisions of the Company's certificate of incorporation regarding such matters with respect to the acquisition, ownership, operation or control of the Company by affiliates of a Purchaser other than a Permitted Transferee (as defined in the Company Purchase Agreement), and assuming the Ruling is granted, there shall not be in effect any provision of any applicable law or any injunction, order or decree of any Governmental Entity, or any pending suit, action, arbitration or proceeding,
(i) seeking to prohibit or limit the acquisition, ownership, operation or control by any Purchaser or any of its affiliates of any Equity Securities, or to compel any Purchaser or any if its affiliates to dispose of any Common Stock,
(ii) seeking to impose limitations on the ability of any Purchaser or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Equity Securities, or (iii) challenging or seeking to restrain or prohibit the Closing or any of the transactions contemplated hereby or by the Company Purchase Agreement.


              All conditions to the obligations of the Purchasers under the Company Purchase Agreement shall have been satisfied and the Company Purchase shall have been consummated.


              Conditions to Obligation of Loomis. The obligation of Loomis to sell the Equity Securities to the Purchasers shall be subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:


         The representations and warranties of each Purchaser contained herein shall be true and correct in all material respects on the date hereof and on and as of the Closing Date as though made on as of such date.


              Each Purchaser shall have performed in all material respects all obligations and agreements to be performed and complied with by such Purchaser on the Closing Date prior to the Closing.


              The Ruling (as defined in the Company Purchase Agreement) shall have been obtained and shall be in full force and effect.





                                   TERMINATION


     Termination.  This Agreement may be terminated as
     -----------
follows:


         at any time prior to the Closing by mutual written agreement of Loomis and the Purchasers;


              by the Purchasers, if there shall have been a material breach of any of the representations, warranties, covenants or other obligations of Loomis set forth in this Agreement, which breach is not reasonably capable of being cured or, if reasonably capable of being cured, is not cured within ten (10) days following Loomis's receipt of notice of such breach;


              by Loomis, if there shall have been a material breach of any of the representations, warranties, covenants or other obligations of any Purchaser set forth in this Agreement, which breach is not reasonably capable of being cured or, if reasonably capable of being cured, is not cured within ten (10) days following the Purchasers' receipt of notice of such breach;



     by either Loomis or the Purchasers, at any time after October 15, 2002 if the Closing shall not have occurred on or prior to such date; provided that the right to terminate this Agreement under this Section 6.1(d) shall not be available to any party whose breach of, or failure to fulfill any obligation under, this Agreement was the cause of or resulted in the failure of the Closing to occur on or before such date; and provided further that the right of the Purchasers to terminate this Agreement pursuant to this Section 6.1(d) shall not be available to the Purchasers in the event that Loomis has Caused the Shares to be voted for the Approved Matters and all of the conditions set forth in Section
5.1 above shall have otherwise been satisfied;


              by either the Purchasers or Loomis, in the event of the termination of the Company Purchase
Agreement in accordance with its terms;


              by Loomis, if there arises any action, suit or threatened proceeding against Loomis (for itself or on behalf of a Holder) or against any officer or director or partner of Loomis (i) challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated by this Agreement or (ii) which would cause any of the transactions contemplated by this Agreement to be rescinded following consummation; provided that the right to terminate this Agreement pursuant to this Section 6.1(f) shall not be available to Loomis if any such action, suit or threatened proceeding was a result of a breach of, or failure to fulfill any obligation under, this Agreement by Loomis; and


              by either Loomis or the Purchasers, if a Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided that the right to terminate this Agreement pursuant to this Section 6.1(g) shall not be available to any party whose breach of, or failure to fulfill any obligation under, this Agreement was the cause of, or resulted in, such final order, decree or ruling.


              Manner and Effect of Termination. In the event of termination of this Agreement, written notice thereof shall be given to the other parties specifying the provision hereof pursuant to which such termination is made. Upon termination, this Agreement shall become null and void and of no further force or effect, and the parties hereto shall be released from all future obligations hereunder; provided, however, that this Section 6.2 and Article VI hereof shall remain in full force and effect and no party shall be relieved from liability as a result of its breach of this Agreement prior to such termination.




                                  MISCELLANEOUS


     Notices. All notices, demands, requests, consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder, or that are given with respect to this Agreement, shall be in writing and shall be personally delivered by reputable "next business day" air courier service with charges prepaid, or transmitted by hand delivery or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by facsimile. Notice otherwise sent as provided herein shall be deemed given on the next business day following delivery of such notice to a reputable "next business day" air courier service.


     If to Loomis, to:


         Loomis, Sayles & Company, L.P.
         555 California St., Suite 3300
         San Francisco, CA  94104
         Attn:  Sandy Tichenor, Executive Vice President
                   and General Counsel
         Telephone:  (415) 956-2424
         Fax:  (415) 364-5396


     with copies (which shall not constitute notice) to:


         Ropes & Gray
         One International Place
         Boston, MA 02110
         Attn:  Christopher A. Klem, Esq.
         Telephone:  (617) 951-7000
         Fax:  (617) 951-7050


     If to the Purchasers, to:


         In the case of Nautilus Acquisition, L.P.:


         c/o Credit Suisse First Boston Private Equity
         11 Madison Avenue
         New York NY 10010
         Attn:  Ari Benacerraf
         Telephone:  (212) 646-935-7190
         Fax:  (212) 538-041


         In the case of C/R Marine Domestic Partnership,
         L.P.,
         C/R Marine Non-U.S. Partnership, L.P.
         C/R Marine Coinvestment, L.P. or
         C/R Marine Coinvestment II, L.P.:


         c/o Riverstone Holdings, LLC
         712 Fifth Avenue, 19th Floor
         New York, NY 10019
         Attn:  John Lancaster
         Telephone:  (212) 993-0088
         Fax:  (212) 993-0077


     with copies (which shall not constitute notice) to:


         Weil, Gotshal & Manges LLP
         767 Fifth Avenue
         New York, NY 10153
         Attn:  David M. Blittner
         Telephone:  (212) 310-8000
         Fax:  (212) 310-8007


              GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, INTERPRETED UNDER, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.


         ENFORCEMENT OF AGREEMENT; WAIVER OF JURY TRIAL; ETC. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state court, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. IN ADDITION, EACH OF THE PARTIES HERETO (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE COMMONWEALTH OF MASSACHUSETTS OR THE STATE OF NEW YORK OR ANY MASSACHUSETTS OR NEW YORK STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.


         Attorneys' Fees. A party in breach of this Agreement shall, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other party may be entitled.


         Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto) and the schedules hereto constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, with respect to the subject matter hereof.


         Modifications and Amendments. No amendment, modification or termination of this Agreement shall be binding unless executed in writing by each party hereto.


         Waivers and Extensions. Any party to this Agreement may waive any condition, right, breach or default that such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.


         Titles and Headings; Rules of Construction. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) "or" is not exclusive;
(c) "including" means including without limitation; and (d) words in the singular include the plural and words in the plural include the singular. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.


         Press Releases and Public Announcements. All public announcements or public disclosures relating to this Agreement and the transactions contemplated hereby shall be made only if mutually agreed upon by Loomis and the Purchasers, except to the extent such disclosure is, in the opinion of counsel, required by Law or by stock exchange regulation, provided that Loomis hereby consents to the publication by the Purchasers or their affiliates of a customary "tombstone" advertisement announcing the transactions contemplated by this Agreement after the consummation of this Agreement. The parties intend that there will be a public announcement made upon the execution of this Agreement and the Company Purchase Agreement, the content of which shall be mutually agreed upon. Communications between Loomis and the Holders of the Managed Accounts following the announcement of the transactions contemplated by this Agreement, consistent with their investment management agreements and with normal practice, shall not be deemed a breach of this Agreement.


         Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by Loomis without the prior written consent of the Purchasers, and may not be assigned or delegated by any Purchaser without Loomis's prior written consent, except that without such consent this Agreement may be assigned or delegated, in whole or in part, by any Purchaser (or by any assignee referred to in this provision) to any Permitted Transferee (as defined in the Company Purchase Agreement). Except as set forth above, any assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the Purchasers, shall be void and of no effect. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any third persons.


         Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.


         Counterparts.  This Agreement may be executed in
         ------------
counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.


         Proxy Statement. The Purchasers shall request that the Company provide Loomis with all drafts of the Proxy Statement (as defined in the Company Purchase Agreement) and shall otherwise provide Loomis with all such drafts provided to the Purchasers, and shall request that the Company provide Loomis with a reasonable opportunity to review and comment on any portion of such drafts of such Proxy Statement that expressly relate to Loomis and the Loomis Purchase.



Expenses. In the event the Company Requisite Vote (as defined in the Company Purchase Agreement) is obtained and upon the transfer of the Deliverable and so long as Loomis is in compliance with this Agreement at the Closing, the Purchasers agree to pay or reimburse all documented out-of-pocket legal expenses incurred by Loomis in connection its negotiation and consummation of this Agreement, up to a maximum of $200,000. Payment or reimbursement of expenses pursuant to this Section 7.15 shall be made promptly after receipt of invoices in reasonably sufficient detail with copies of relevant backup invoices.


 [The remainder of this page is intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date first written above.


                           LOOMIS, SAYLES & COMPANY,
                                      L.P.,
                           in its capacity as investment
                           advisor to the Holders


                           By:  Loomis, Sayles Voting,
Inc., its                                general partner

                           By:      /s/Diarmoid O'Connell

                           Name:  Diarmoid O'Connell
                                     Title:



                           By:      /s/Edward Woodworth
                           Name:  Edward Woodworth
                                     Title:



                           NAUTILUS ACQUISITION, L.P.
                           By:  Nautilus Intermediary,
                           L.P.,
                                its general partner
                           By:  /s/Ari Benacerraf
                                Name:Ari Benacerraf
                                Title:  Authorized
                           Signatory
                           C/R MARINE DOMESTIC
                           PARTNERSHIP, L.P.
                           By:  C/R Marine GP Corp.,
                                its general partner
                           By:   /s/Pierre Lapeyre
                                Name: Pierre Lapeyre
                                Title: Vice President

                           C/R MARINE NON-U.S.
                           PARTNERSHIP, L.P.
                           By:  C/R Marine GP Corp.,
                                its general partner
                           By:  /s/Pierre Lapeyre
                                Name: Pierre Lapeyre
                                Title: Vice President
                           C/R MARINE COINVESTMENT, L.P.
                           By:  C/R Marine GP Corp.,
                                its general partner
                           By:  /s/Pierre Lapeyre
                                Name: Pierre Lapeyre
                                Title: Vice President
                           C/R MARINE COINVESTMENT II,
                                      L.P.
                           By:  C/R Marine GP Corp.,
                                its general partner
                           By:  /s/Pierre Lapeyre
                                Name: Pierre Lapeyre
                                Title: Vice President

EXHIBIT B


                             [Copy of Press Release]







Contact: Jack O'Connell (Seabulk International, Inc.),
954/524-4200, x224


 SEABULK INTERNATIONAL ANNOUNCES AGREEMENT ON $100 MILLION
      EQUITY INVESTMENT AND NEW BANK CREDIT FACILITY
     Fort Lauderdale,  FL, June 13, 2002 - Seabulk International,  Inc. (Nasdaq:
SBLK) today announced the signing of a definitive agreement with DLJ Merchant Banking Partners III, L.P., a CSFB Private Equity fund, and affiliated entities, and Carlyle/Riverstone Global Energy and Power Fund I, L.P. for the private placement of 12.5 million shares of newly issued Seabulk common stock at a cash price of $8.00 per share. The $100 million investment would give the new investors approximately 51% of the pro forma, fully diluted common shares of the Company and majority representation on its Board of Directors. The investment is subject to shareholder approval, the refinancing of the Company's senior credit facility, certain regulatory approvals and satisfaction of other customary conditions.


     The new investors have also agreed to purchase, for $8.00 per share, all of the Company's common stock and common stock purchase warrants beneficially owned by accounts managed by Loomis, Sayles & Co., L.P., an SEC-registered investment advisor. These accounts, which collectively represent approximately 49% of the Company's outstanding shares of common stock, currently hold approximately 5.2 million shares


                                     (more)


     (excluding shares issuable upon exercise of warrants). Loomis has agreed to approve the investment transaction and the related amendments to the Company's Certificate of Incorporation, subject to approvals and certain other conditions customary for transactions of this type.


     Taken  together,   the  two  transactions  would  give  the  new  investors
approximately 73% of the pro forma, fully diluted shares of the Company.


     The Company also announced that it has signed a commitment letter with Fortis Capital Corp. and NIB Capital Bank N.V., as arrangers, for a $180 million senior secured credit facility, which would replace the Company's existing facility. The new credit facility will consist of an $80 million term loan and a $100 million revolving credit facility and will have a five-year maturity.
     In connection with the closing of the new investment, the Company expects to redeem or repurchase all of its outstanding 12 1/2% Senior Secured Notes due 2007. In addition, and as a condition to the closing of the new investment, President and Chief Executive Officer Gerhard E. Kurz has agreed to a five-year extension of his employment contract with the Company.
     Proceeds from the new equity investment and new bank credit facility, totaling approximately $280 million, will be used to repay the Company's existing bank debt, repurchase or redeem its outstanding Senior Notes, and provide growth capital for new initiatives.
     "Today's developments are a significant step forward and put us in a better position to grow the Company and generate additional value for all our shareholders,"
                                     (more)
commented Mr. Kurz. "We are raising this equity at a substantial premium to our market price. We have a strong operating and management team, and leading market positions in our three lines of business - offshore energy support, marine transportation and towing. What has been lacking was the financing to reduce our debt load, maximize our financial flexibility and acquire new tonnage. With the help of our new investors, those goals are now within reach. Needless to say, we are extremely pleased that two world-class private equity investors - DLJ Merchant Banking Partners III and Carlyle/Riverstone Global Energy and Power Fund I - have chosen to support the Company's efforts. We are also pleased that Fortis Capital and NIB Bank will participate as senior lenders to the Company."
     A shareholder vote will be required to approve the new share issuance under NASDAQ Stock Market rules and to approve the necessary amendments to the Company's Certificate of Incorporation. The amendments to the Certificate of Incorporation include several provisions intended, for certain periods following closing, to ensure independent director oversight of affiliated party transactions and to provide certain protective rights to minority shareholders. Closing of the transactions is expected to take place by the end of the third quarter.
     RBC Capital Markets acted as investment advisor to the Company in connection with the private equity transaction. RBC Capital Markets is the global brand name for the corporate and investment banking divisions of Royal Bank of Canada and its affiliates.


     DLJ Merchant Banking Partners III, L.P. and
affiliated funds are managed by CSFB Private Equity, the
global private equity arm of Credit Suisse First Boston.
CSFB
                                     (more)
Private Equity is one of the largest managers of alternative assets in the world, with $26 billion of assets under management. The investment is being made in conjunction with Global Energy Partners, a merchant banking affiliate of CSFB Private Equity, that makes investments in energy companies.
     Carlyle/Riverstone Global Energy and Power Fund I, L.P. is a venture established by Riverstone Holdings LLC of New York and The Carlyle Group of Washington, D.C. to make private equity investments across all major segments of the energy and power industries.
     Fortis Capital Corp. is the agent for the new credit
facility and co-advisor to the Company on the equity
transaction.  Fortis Capital Corp. is a U.S.-based
subsidiary of Fortis Bank S.A./N.V., Brussels, Belgium.
NIB Capital Bank N.V. is co-arranger with Fortis Capital
on the new credit facility.  NIB Capital Bank is a
European-based merchant bank.
     With a fleet of 174 vessels, Seabulk International is a leading provider of marine support and transportation services, primarily to the energy and chemical industries. We provide benchmark quality service to our customers based on innovative technology, the highest safety standards, modern efficient equipment
and   dedicated,    professional   employees.   Visit   us   on   the   Web   at
www.seabulkinternational.com.
         This press release includes "forward-looking" information. Forward-looking information includes any statements regarding our expected results of operations,


     business strategy, competitive position, growth opportunities, and management plans and objectives.
     Like any other business, we are subject to risks and other uncertainties that could cause our actual results to differ materially from any projections or that could cause other forward-looking information to prove incorrect. In addition to general economic and business risks, some of the specific risks to which our business is subject





                                     (more)





     are (1) declines in oil or gas prices, which can lead to decreased offshore exploration and development  activity and thus reduced demand for offshore  support vessels,
(2) increased construction of new offshore support vessels, which can cause oversupply in the market, (3) international political instability, which can lead to reductions in offshore activity, particularly in less developed regions,
(4) fluctuations in weather, which can lead to declines in energy consumption and resulting declines in oil or gas prices, (5) changes in laws and regulations affecting the marine transportation industry, including any possible weakening of the Jones Act, which could result in increased competition from non-U.S. companies in our domestic offshore energy support, marine transportation and towing businesses, and (6) changes in environmental laws and regulations, including any possible weakening of the Oil Pollution Act of 1990, which could result in increased competition for the domestic transportation services provided by our modern double-hull fleet. Additional information regarding these and other factors affecting our business appears in our Reports on Form 10-K and Form 10-Q that we have filed with the Securities and Exchange Commission. The Company and the directors and executive officers of the Company may be deemed to be participants in the solicitation of proxies in connection with seeking approval of holders of common stock of the Company of the proposed equity investment and related matters. In connection with the transaction, the employment agreement of Gerhard E. Kurz, President and Chief Executive Officer of the Company, will be extended for five years. Options for common stock of the Company held by directors will vest upon completion of the transaction. Options and restricted stock held by executive officers may vest under certain circumstances in connection with the transaction. A further description of interests of the participants is set forth in the proxy statement on Schedule 14A for the Company's 2002 annual meeting of shareholders filed with the SEC. For additional information about the interest of the participants in the transaction, please refer to the preliminary and definitive proxy statements, which will be filed with the SEC, in connection with the solicitation described above. Stockholders are urged to read the proxy statement when it is available because it will contain important information. Stockholders can obtain a free copy of the proxy statement, when filed and available, and other relevant documents on the SEC's website at www.sec.gov. The proxy statement and related materials may also be obtained for free, when filed and available, by directing such request to the Company at 954-524-4200, x224.







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